

03025132

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH, D.C. 155 SECTION

FORM 11-K

[x] ANNUAL REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Transition Period from ________ to ________

Commission File Number 1-8052

LIBERTY NATIONAL LIFE INSURANCE COMPANY
401(K) PLAN
2001 Third Avenue South
Birmingham, Alabama 35233
(205) 325-2700
(Full title of the Plan)

TORCHMARK CORPORATION
2001 Third Avenue South
Birmingham, Alabama 35233
(205) 325-4200
(Name of issuer of the securities held pursuant to the plan)

Total number of pages in this report is 14.
Index of Exhibits at page 11.

To the Administrative Committee of the
Liberty National Life Insurance Company 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Liberty National Life Insurance Company 401(k) Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2002 audit was performed for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole. The supplemental Schedule of Assets (Held at the End of the Year) is presented for the purpose of additional analysis and is not a required part of the basic 2002 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.

Deloitte & Touche LLP

Dallas, Texas
June 11, 2003

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN

Statements of Net Assets Available for Benefits

	December 31,	
	2002	2001
ASSETS		
Investments, at fair value:		
Torchmark common stock	$2,112,457	$2,249,715
Waddell & Reed class A common stock	61,095	132,503
Registered mutual funds	1,820,489	1,540,200
Short-term investments	78,891	112,872
	4,072,932	4,035,290
Receivable from participating employers	55,272	42,423
Net assets available for benefits	$4,128,204	$4,077,713

See accompanying notes to financial statements.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,	
	2002	2001
Investment income:		
Cash dividends - Torchmark and Waddell & Reed common stock	$22,602	$21,917
Dividends on mutual funds	11,996	38,792
Interest income - short-term investments	1,665	4,055
	36,263	64,764
Net appreciation (depreciation) in fair value of investments	(419,223)	(158,363)
Contributions:		
Participant contributions	1,163,846	1,034,405
Employer contributions	332,419	299,078
	1,496,265	1,333,483
Benefits paid to participants:		
Shares withdrawn	1,451	5,197
Cash settlements	1,061,363	790,715
	1,062,814	795,912
Net increase in net assets	50,491	443,972
Net assets available for benefits:		
Beginning of plan year	4,077,713	3,633,741
End of plan year	$4,128,204	$4,077,713

See accompanying notes to financial statements.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

The Liberty National Life Insurance Company 401(k) Plan (the "Plan") was adopted on December 28, 1995 by the Board of Directors of Liberty National Life Insurance Company ("Liberty National") and became effective as of January 1, 1995.

Valuation of securities - The investment in common stock of Torchmark Corporation ("Torchmark"), the parent company of Liberty National, is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2002 and 2001 was $36.53 and $39.33, respectively.

The investments in Waddell & Reed common stocks are stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed Class A common stock was $19.67 and $32.20 at December 31, 2002 and 2001, respectively. On April 30, 2001, Waddell & Reed Class B common stock closed at a price of $30.43 per share and was converted to Waddell & Reed Class A common stock on a one-for-one basis.

Short-term investments are valued at cost, which approximates fair value.

The purchases and sales of securities are recorded on a trade-date basis.

During 2002 and 2001, there were 15 and 14 mutual funds, respectively, available to Plan participants for investment purposes. The shares of these funds are stated at net asset values, which approximates fair value, as supplied by the National Association of Securities Dealers ("NASD") through Nasdaq, its automated quotation system.

At the end of 2001, Waddell & Reed, Inc., a former subsidiary of Torchmark, managed all mutual funds. During 2002, all the mutual funds managed by Waddell & Reed were reinvested into a variety of other mutual funds, which are not affiliated with Liberty National or its parent, Torchmark.

Basis of presentation - The accompanying financial statements have been prepared using the accrual method of accounting.

Use of estimates in the preparation of financial statements - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for plan benefits.

NOTE A - Summary of Significant Accounting Policies (continued)

Revenue recognition - Dividend income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative expenses - Administrative expenses of the Plan are paid by Liberty National and its affiliates.

Federal income taxes - Liberty National received a determination letter dated December 5, 1996 from the Internal Revenue Service stating that the Plan qualifies under Section 401(k) of the Internal Revenue Code ("IRC") and, therefore, is exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee believes the Plan is designed and currently is being operated within the applicable requirements of the IRC. The administrative committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Reclassifications - Certain reclassifications have been made to the 2001 financial statements to conform to the 2002 presentation.

NOTE B - Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Participant contributions - To be eligible to participate, an employee must have been hired on or after January 1, 1995 and must complete a year of credited service with a sponsoring employer. Eligible employees, upon enrollment, can contribute up to 16% of their annual compensation, subject to certain limitations, and can direct the investment in their participant and employer accounts.

Participating employer contributions - Participating employers contribute to the Plan out of their current or accumulated earnings for the year, an amount equal to 35% of a participant's contributions (limited to 6% of a participant's compensation).

At the end of 2002 and 2001, the following companies were participating employers in the Plan:

(a) Liberty National, (Birmingham, Alabama)

(b) United Investors Life Insurance Company, "United Investors", (Kansas City, Missouri)

NOTE B - Description of Plan (continued)

Vesting provisions - Participants have a fully-vested and nonforfeitable interest in their own account. For participants with one or more hours of credited service on or after January 1, 2002, the participant's employer account is vested in accordance with the following schedule:

Years of Credited Service	Applicable Nonforfeitable Percentage
less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

For participants with no credited service on or after January 1, 2002, the participant's employer account is vested in accordance with the following schedule:

Years of Credited Service	Applicable Nonforfeitable Percentage
less than 2	0%
2 but less than 3	10%
3 but less than 4	20%
4 but less than 5	40%
5 but less than 6	60%
6 but less than 7	80%
7 or more	100%

Benefit payment provisions - Participants who terminate may withdraw all or part of their participant account and the vested portion of their employer account. All benefits under this Plan shall be paid as single sums. The participant can take payments in cash or shares. Withdrawals prior to termination of employment are allowed only under prescribed hardship conditions as defined in the Plan agreement.

Termination of the Plan - Although it has expressed no intent to do so, Liberty National has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in his employer contribution account.

Forfeitures - If an employee incurs five consecutive "one year breaks in service" for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are applied to reduce subsequent contributions of the employer. The Plan had forfeitures of $80,470 and $39,189 in 2002 and 2001, respectively.

NOTE C - Investments

The following table presents the investments of the Plan's net assets:

	December 31, 2002	December 31, 2001
Mutual Fund Shares:		
United Science & Technology	0	$ 354,012
United New Concepts	0	117,008
United Core Investment	0	159,361
United Cash Management	0	478,977
United Vanguard	0	176,545
United Accumulative	0	57,299
United Bond	0	10,230
United International Growth	0	52,377
United Continental Income	0	3,988
United High Income	0	16,978
United Government Securities	0	8,963
United Retirement Shares	0	87,864
United Global	0	3,959
United Assets Strategy	0	12,639
Expedition Money Market	798,064	0
Expedition Investment Grade Bond	22,150	0
American Century Ginnie Mae	21,665	0
Fidelity Advisor High Yield	20,802	0
Oppenheimer International Bond	13,844	0
Janus Adviser Balanced	34,109	0
Oppenheimer Capital Appreciation	201,308	0
Scudder Health Care	254,998	0
Fidelity Advisor Equity Growth	182,239	0
Fidelity Advisor Mid Cap	132,062	0
Oppenheimer International Growth	55,130	0
Evergreen Equity Index	4,360	0
Fidelity Advisor Small Cap	4,737	0
Fidelity Advisor Value Strategies	11,771	0
Scudder Technology	63,250	0
	$1,820,849	$1,540,200
Torchmark Common Stock	$2,112,457	$2,249,715
Waddell & Reed Class A Common Stock	$ 61,095	$ 132,503
Deposit Fidelity U.S. Treasury Portfolio II Class A	$ 78,891	$ 112,872

NOTE C - Investments (continued)

During the years ended December 31, 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,	
	2002	2001
Common stocks	$ (200,598)	$ 26,101
Mutual funds	(218,625)	(184,464)
	$ (419,223)	$ (158,363)

NOTE D - Related Party Transactions

During a portion 2002 and for all of 2001, plan participants investing in mutual funds indirectly pay a management fee to Waddell & Reed, Inc. for carrying out transactions in the mutual funds on their behalf. These transactions qualify as party-in-interest transactions.

The participants are allowed to purchase and to subsequently sell the common stock of Torchmark. Such purchases and sales, which qualify as party-in-interest transactions, are handled by Compass Bank, the Plan trustee, based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed are deposited in a short-term fund, which is interest-bearing. During 2002 and 2001, these funds were deposited in the Deposit Fidelity U.S. Treasury Portfolio II Class A Fund administered by Reliance Trust Corporation.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401 (k) PLAN

H, Part IV, Line 4i
Schedule of Assets (Held At the End of the Year)

December 31, 2002

	Identity of Issue	Description of Investment		Current Value
*	Torchmark Corporation	57,828	shares $1 par value common stock	$2,112,457
*	Waddell & Reed Class A	3,106	shares $1 par value common stock	61,095
	Mutual Funds	798,064	shares Expedition Money Market	798,064
		2,030	shares Expedition Investment Grade Bond	22,150
		1,988	shares American Century Ginnie Mae	21,665
		2,834	shares Fidelity Advisor High Yield	20,802
		2,958	shares Oppenheimer International Bond	13,844
		1,625	shares Janus Adviser Balanced	34,109
		6,760	shares Oppenheimer Capital Appreciation	201,308
		16,263	shares Scudder Health Care	254,998
		5,396	shares Fidelity Advisor Equity Growth	182,239
		8,471	shares Fidelity Advisor Mid Cap	132,062
		5,100	shares Oppenheimer International Growth	55,130
		132	shares Evergreen Equity Index	4,360
		331	shares Fidelity Advisor Small Cap	4,737
		595	shares Fidelity Advisor Value Strategies	11,771
		8,456	shares Scudder Technology	63,250
				1,820,489
*	Compass Bank	78,891	shares Deposit Fidelity U.S. Treasury Portfolio II Class A	78,891
				$4,072,932

* Indicates a party-in-interest to the Plan

Index of Exhibits

99 (a) – (1) Consent of Deloitte & Touche LLP to the incorporation by reference of their audit report dated February 28, 2003 into Form S-8 of the Liberty National Life Insurance Company 401 (K) Plan (Registration No. 33-65507) (incorporated by reference from Exhibit 23 (e) to Form 10-K of Torchmark Corporation for the year ended December 31, 2002).

99 (a) – (2) Consent of Deloitte & Touche LLP to incorporation by reference of their independent auditor's report dated June 30, 2003, to Form S-8 Registration Statement No. 33-65507.

99(b) Certification of Periodic Report by Anthony L. McWhorter and Gary L. Coleman.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY NATIONAL LIFE
INSURANCE COMPANY
401(K) PLAN

By: Anthony L. McWhorter
Anthony L. McWhorter, Member
Administrative Committee

By: Carr W. Patterson
Carr W. Patterson, Member
Administrative Committee

By: Dennis R. Luft
Dennis R. Luft, Member
Administrative Committee

Date: June 27, 2003

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-65507 of Torchmark Corporation on Form S-8 of our report dated June 11, 2003, appearing in this Annual Report on Form 11-K of Liberty National Life Insurance Company 401(k) Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

Dallas, Texas
June 30, 2003

Exhibit 99(b)

CERTIFICATION OF PERIODIC REPORT

We, Anthony L. McWhorter, Chief Executive Officer, and Gary L. Coleman, Chief Financial Officer, of the Liberty National Life Insurance Company 401(K) Plan, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of our knowledge:

(1) the Annual Report on Form 11-K of the Liberty National Life Insurance Company 401(K) Plan for the fiscal year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Liberty National Life Insurance Company 401(K) Plan.

Dated: June 27, 2003



Anthony L. McWhorter
Chief Executive Officer of the
Liberty National Life Insurance
Company 401(K) Plan



Gary L. Coleman
Chief Financial Officer of the
Liberty National Life Insurance
Company 401(K) Plan

A signed original of this written statement required by Section 906 has been provided to Torchmark Corporation and will be retained by Torchmark Corporation and furnished to the Securities and Exchange Commission or its staff upon request.